UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Main Results for the Fiscal Year 2017 (‘FY 2017’)[1]

Consolidated net revenues of AR$50,347 million[2], 100.5% higher than the AR$25,110 million for the same period of 2016 (‘FY 2016’), explained by increases of AR$4,973 million in power generation, AR$11,260 million in electricity distribution, AR$5,062 million in oil and gas, AR$4,722 million in petrochemicals and AR$344 million in holding and others segment, partially offset by higher eliminations as a result of intersegment sales for AR$1,124 million.

ð Power Generation of 14,186 GWh from 11 power plants

ð Electricity sales of 21,503 GWh to 3 million end-users

ð Production of 69.7 thousand barrels per day of hydrocarbons:
284 million cf/d of gas and 22.2 kboe/d of oil and LPG

ð Sales of 1.8 million m3 of refined products and 458 thousand tons of petrochemical products

Adjusted consolidated EBITDA[3] of AR$17,953 million, compared to AR$7,372 million for FY 2016, mainly due to increases of AR$2,990 million in power generation, AR$1,923 million in electricity distribution, AR$3,755 million in oil and gas, AR$1,036 million in refining and distribution, AR$90 million in petrochemicals and AR$795 million in holding and others segment, partially offset by lower intersegment eliminations for AR$8 million.

Consolidated gain of AR$5,670 million, of which AR$4,606 million is attributable to the owners of the Company, higher than the AR$11 million of loss attributable to the owners in FY 2016, explained by

1 Under the International Financial Reporting Standards (‘IFRS’), the income statement must only consolidate the continuing operations, being the assets agreed for sale reported as discontinued operations. For more information, see section 1.6 of this Earnings Release.

2 Under the IFRS, Greenwind, OldelVal, Refinor, Transener and TGS are not consolidated in Pampa’s financial statements, its equity income being shown only as ‘Results for participation in associates/joint businesses’. For more information, see section 3 of this Earnings Release.

3 Consolidated adjusted EBITDA represents the consolidated results before net financial results, income tax and minimum notional income tax, depreciations and amortizations, non-recurring incomes and expenses and non-controlling interests, and includes other incomes not accrued and other adjustments from the IFRS implementation. For more information, see section 3 of this Earnings Release.

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higher reported gains in power generation (AR$2,845 million), electricity distribution (AR$2,098 million) and oil and gas (AR$2,614 million), partially offset by losses in refining and distribution (AR$117 million), petrochemicals (AR$187 million), holding and others (AR$2,574 million) and intersegment eliminations (AR$62 million).

Main Results for the Fourth Quarter of 2017 (‘Q4 17’)4

Consolidated net revenues of AR$13,977 million, compared to AR$9,380 million recorded in the fourth quarter 2016 (‘Q4 16’), mainly explained by increases of AR$1,160 million in power generation, AR$2,801 million in electricity distribution, AR$299 million in oil and gas, AR$263 million in petrochemicals and AR$90 million in holding and others, partially offset by higher eliminations from intersegment sales for AR$16 million.

ð Power generation of 2,693 GWh from 11 power plants

ð Electricity sales of 5,064 GWh to 3 million of end-users

ð Production of 67.4 kboe/d of hydrocarbons: 284 million cf/d of gas and 20 kboe/d of oil and LPG

ð Sales of 443 thousand m3 of refined products and 104 thousand tons of petrochemical products

Consolidated adjusted EBITDA of AR$5,180 million, compared to AR$4,101 million in Q4 16, due to increases of AR$845 million in power generation, AR$51 million in oil and gas, AR$484 million in refining and distribution, AR$469 million in holding and others and AR$9 million in intersegment eliminations, partially offset by decreases of AR$671 million in electricity distribution and AR$108 million in petrochemicals.

Consolidated gain of AR$1,700 million, of which AR$1,512 million is attributable to the owners of the Company, higher than the gain of AR$982 million attributable to the owners of the Company in the Q4 16, explained by reported higher earnings in our segments of power generation (AR$646 million), electricity distribution (AR$365 million) and oil and gas (AR$985 million), partially offset by losses in refining and distribution (AR$388 million), petrochemicals (AR$41 million), holding and others (AR$959 million) and intersegment eliminations (AR$78 million).

4 The financial information presented in this document for the quarters ended on December 31, 2017 and of 2016 are based on unaudited financial statements prepared according to the IFRS accounting standards in force in Argentina corresponding to the fiscal year 2017 and 2016, and the results corresponding to the nine-month period ended on September 30, 2017 and 2016, respectively.

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Table of Contents

Main Results for the 2017			1
Main Results for the Q4 17			2
1.	Relevant Events		4
	1.1	News from Power Generation Segment	4
	1.2	News from Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“Transener”)	5
	1.3	News from Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”)	5
	1.4	News from the Oil and Gas Segment	6
	1.5	News from Transportadora de Gas del Sur S.A. (“TGS”)	7
	1.6	Strategic Divestments	7
	1.7	Corporate Reorganization	8
	1.8	Credit Rating Upgrade to Pampa and Subsidiaries’ Corporate Bonds	8
	1.9	Repurchase of Own Shares for Compensation Plan	10
2.	Financial Highlights		12
	2.1	Consolidated Balance Sheet	12
	2.2	Consolidated Income Statement	13
	2.3	Cash and Financial Borrowings	14
3.	Analysis of the Fourth Quarter 2017		15
	3.1	Analysis of the Power Generation Segment	16
	3.2	Analysis of the Electricity Distribution Segment	18
	3.3	Analysis of the Oil and Gas Segment	20
	3.4	Analysis of the Refining and Distribution Segment	24
	3.5	Analysis of the Petrochemicals Segment	26
	3.6	Analysis of the Holding and Others Segment	27
	3.7	Analysis of the Fiscal Year, by Subsidiary	29
	3.8	Analysis of the Quarter, by Subsidiary	30
4.	Information about the Conference Call		32

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1.        Relevant Events

1.1       News from the Power Generation Segment

1.1.1    Commissioning of the New Thermal Power Plant Ingeniero White (‘CTIW’)

On December 22, 2017, the Wholesale Electricity Market Company (‘CAMMESA’) granted the commercial operation of CTIW, pursuant to the Wholesale Power Purchase Agreement (‘PPA’) executed between CAMMESA and Pampa as awardee under the Call for New Generation Capacity - Resolution No. 21/2016 of the Secretariat of Electric Energy (‘SEE’).

The project, which has identical features to the Thermal Power Plant Parque Pilar (‘CTPP’), consisted of building a new thermal power plant next to the Piedra Buena Power Plant (‘CPB’), located at Bahía Blanca, Province of Buenos Aires, made up of 6 cutting-edge high-efficiency Wärtsilä engines, with a total power capacity of 100 MW and able to fire either natural gas or fuel oil. The project demanded a US$90 million investment. It is worth to highlight that said commissioning was achieved before the commercial operation date stipulated in the PPA, as from the applicable supply obligations became effective.

1.1.2    Development of Two New Wind Farms

On January 30, 2018, Pampa announced the construction of two new wind farms in the Province of Buenos Aires, which will aggregate an installed capacity of 100 MW and will demand an estimated investment of US$140 million. These projects will be developed under the Term Market from Renewable Energy Sources regulation framework (‘MAT ER’), and by which CAMMESA granted the dispatch priority to Pampa Energía and De la Bahía wind farm projects, which production is targeted at large users’ market, by selling PPAs between private parties.

The priority allocation of 28 MW for De la Bahía and 50 MW for Pampa Energía wind farms will ensure their dispatch and therefore, will guarantee the provision to our clients who have chosen to comply their obligation of fulfilling electricity demand with renewable sources of energy coming from our wind farms.

The Pampa Energía wind farm will be placed nearby Corti wind farm, which is located at 20 kilometers (12 miles) from the City of Bahía Blanca and 100 MW will be commissioned in May of this year. Moreover, the De la Bahía wind farm will be built in the Coronel Rosales area, 25 kilometers (16 miles) from Bahía Blanca. It is worth highlighting the wind quality of both projects’ area, which fosters a load factor higher than 50%. In each farm it is scheduled the installation of 15 wind turbines.

The new capacity of 100 MW to be developed, in addition to the Corti wind farm which is currently under construction, add up as of today 200 MW of renewable sources’ power capacity developed by Pampa. Therefore, the total installed capacity that Pampa Energía will contribute to the Argentine power grid will be 4.4 GW, once all expansion projects are commissioned.

1.1.3    Repair of the Technical Problem at Thermal Power Plant Genelba (‘CTGEBA’)

In relation to the technical problem occurred in one of the two gas turbines at the combined-cycle in CTGEBA, the Company managed to repair the failure along with Siemens, the turbine’s manufacturer, installing a brand new unit. The new turbine commissioned at the beginning of January 2018, recovering to 100% the generation capacity of CTGEBA’s combined-cycle.

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1.2       News from Transener

1.2.1    Semiannual Remuneration Update

The Integral Tariff Review’ (‘RTI’) of Transener and Transba S.A. (‘Transba’) stipulates a semiannual update mechanism in order to maintain the remuneration of Transener and Transba in real terms throughout the RTI’s five-year period. In that sense, the National Electricity Regulatory Agency (‘ENRE’) issued on December 15, 2017 the Resolutions No. 627/2017 and 628/2017, in which the remuneration schemes of Transener and Transba were adjusted by 11.35% and 10.96%, respectively, for the six-month period of December 2016 – June 2017, retroactively applicable over the remuneration scheme as of August 1, 2017.

Moreover, on February 19, 2018, the ENRE issued the Resolutions No. 37/18 and 38/18, adjusting the remuneration of Transener and Transba by 24.41% and 23.62%, respectively (both figures include 0.2% for the efficiency incentive X factor adjustment), corresponding to the period of December 2016 – December 2017, applicable over the remuneration scheme as of February 2017.

1.2.2    New Distribution Methodology for the High Voltage Transportation Cost

Under SEE Resolution No. 1085/17 issued on November 28, 2017 and effective as of December 1, 2017, a new distribution scheme for the transportation cost among users was established, based on the demand and/or contribution of electric energy by each user in the Wholesale Electricity Market (‘WEM’) (distribution companies, large users, power self-generators and generators), directly and/or indirectly connected with the High-Voltage Electric Energy System (‘DisTro’), deducting the operation and maintenance costs for equipment’s connection and voltage transformation, allocated to the power generation companies.

1.2.3    Amendment to the Technical Service Contract

On December 14, 2017, the Board of directors of Transener approved the amendment to the Technical Service Contract for the operation, maintenance and administration of the high voltage electric energy transportation system, originally executed on November 9, 1994. After several transactions through the years, the Technical Service Contract’s current parties are Transener, Transelec Argentina S.A. and Energía Argentina S.A. (‘ENARSA’), being the latter two the designated operators. In that sense, it was informed that the amendment consisted of reducing the fees paid by Transener to the operators for the contractual periods of 2017 and 2018.

It is worth clarifying that prior to the Board of directors’ approval, the Audit Committee of this company pronounced favorably in the matter, in the grounds that the transaction was in line with the normal and regular market conditions.

1.3       News from Edenor

1.3.1    Semiannual Remuneration Update, Increase in the Distribution Utility Fee (‘VAD’) and the Electricity Seasonal Price

On October 31, 2017 Edenor was informed through ENRE Note No. 128,399 that the Ministry of Energy and Mining (‘MEyM’) instructed the regulatory agency to defer until December 1, 2017 the application of the 18% tariff increase on VAD, which was previously scheduled in the RTI on November 1, 2017. The postponement shall be recognized in real terms, pursuant to the RTI update mechanism provided for by ENRE Resolution No. 63/2017.

Moreover, as regards the deferral in the implementation of the Own Distribution Costs (‘CPD’) variation monitoring mechanism, which according to the RTI keeps Edenor’s tariff in real terms and should

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Pampa Energía ● Q4 17 Earning Release ● 5

have been applicable since August 2017 and every six months, it was informed its implementation in real terms as from December 1, 2017, also using the above-mentioned update mechanism for its recognition in real terms. In August 2017, after verifying the validation of the trigger clause, Edenor requested the application of the CPD variation for the first semester (January-June, 2017), which amounted to 11.6%.

On November 17, 2017, the public hearings called by the MEyM took place, in which among other matters, addressed a new reference price for power capacity and electric energy to be charged in the WEM, corresponding to the summer seasonal period of December 2017 – April 2018, being effective as from December 2017 the reference price of power capacity for AR$3,157 per MW per month, and the stabilized price of the DisTro’s power transportation for AR$44/MWh and a main distribution system price depending on the distribution company (in the case of Edenor, it is AR$1.1/MWh). As regards the reference price of electric energy, the clients with consumption higher than 300 kW of power capacity are set to pay AR$1,325/MWh effective as from December 2017, and for the remaining distribution users the price is set at AR$835/MWh during December 2017 to January 2018 and AR$1,025/MWh during February to April 2018.

Moreover, another public hearing took place, in which it was informed the impact of the new seasonal price, the increase in VAD and the CPD recognition altogether on Edenor end-users’ bills. On November 30, 2017, the Resolution No. 603/17 was issued approving the new tariff scheme of Edenor effective as from December 1, 2017, in which considered the new values determined by the SEE for the Reference Seasonal Price of the electric energy, the pass-through of the stabilized transportation price to the end-users, the provided increase of 18% over VAD approved by the RTI, in addition to the semiannual remuneration adjustment as of August 2017 of 11.6% deferred to December 2017. These effects meant an increase in the end-users’ final tariff values between 48.5% and 66.3% on average, depending on the client’s category.

Finally, through ENRE Resolution No. 33/18 issued on January 31, 2018, a new tariff scheme was released, effective as from February 1, 2018, which applies new seasonal electricity prices, the last stipulated VAD increase of 17.8%, the 22.5% CPD update cumulative since January 2017, corresponding to the six-month period of August 2017 – January 2018, and considers the collection of the tariff increase’s deferred amount due to the gradual implementation between February 2017 and January 2018 in 48 installments. The CPD of 22.5% considers a -2.51% efficiency incentive E factor, figure that currently Edenor is analyzing its calculation.

As stipulated in the RTI, from February 1, 2018 Edenor is invoicing the VAD under the full tariff calculated in the RTI, and by which every six months the remuneration update mechanism will be carried out.

1.3.2    Corporate Reorganization: Merger of Thermal Power Plant Loma de la Lata (‘CTLL’), Electricidad Argentina S.A. (‘EASA’) and IEASA S.A. (‘IEASA’)

Regarding the merger by absorption between CTLL, as absorbing company, and EASA and IEASA, as absorbed companies, on December 25, 2017 the MEyM issued the Resolution No. 2017-501-APN-MEM, in which the MEyM authorized the merger.

On January 18, 2018, the extraordinary shareholders’ meeting of CTLL, EASA and IEASA decided to approve the merger of CTLL, as absorbing company, and EASA and IEASA, as absorbed companies, pursuant to the terms of the Merger Agreement signed on March 29, 2017 and the Merger Prospectus published on May 8, 2017.

1.4       News from the Oil and Gas Segment

1.4.1    New Natural Gas Prices for Residential and Compress Natural Gas (‘CNG’)

Under MEyM Resolution No. 474/17, new natural gas prices at Transportation System Entry Point (‘PIST’) destined to supply the residential and CNG segments were determined, effective as from December 2017,

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maintaining the saving incentive scheme, the tariff increase limits defined within the MEyM Resolution No. 129/16 and ensuring the social tariff category. In the case of residential users corresponding to full fare tariff, the PIST price is US$4.2/MBTU, while those end-users corresponding to differential tariff is US$1.7/MBTU. Finally, the CNG consumers are set to pay US$4.8/MBUT.

1.4.2    Execution of the Gas Distribution Companies Supply Agreement

In order to secure the supply of natural gas to distribution utility companies and continuing the gradual path for subsidy reduction, on November 29, 2017, Pampa, together with other Argentina’s natural gas producers executed an agreement with the MEyM and ENARSA, in which they defined the framework and conditions to commit a minimum natural gas supply volume, effective as from January 1, 2018.

1.5       News from TGS

1.5.1    The RTI Process

On November 30, 2017, the Natural Gas Regulatory Entity (‘ENARGAS’) issued Resolution No. 120/17, granting TGS an average increase of 78% in the tariff scheme applicable to the utility service of natural gas transportation and the Access and Use Charge, effective as from December 1, 2017. This increase, which should be considered on account of the RTI, meant an increase for the end-users’ bill of 9.5%. Moreover, it is important to highlight that this included a 15% increase corresponding to the non-automatic cost variation adjustment stipulated in the RTI, corresponding to the period of January to October 2017, which follows the Wholesale Internal Price Index (‘IPIM’) published by INDEC.

Finally, in the public hearing that took place on February 20, 2018, TGS presented before ENARGAS the proposal for the tariff scheme effective as from April 1, 2018, with an increase of 42% (it includes a 6.62% of non-automatic update following the IPIM for the period of November 2017 – February 2018). As from this increase, TGS would be invoicing the full fare tariff calculated in the RTI, and every six months should conduct a non-automatic adjustment by IPIM.

To the date of this Earnings Release, the regulatory entity has not published any resolution containing the proposed tariff schemes.

1.5.2    Renewal of the Technical, Financial and Operational Service Contract

On December 14, 2017, the Board of TGS approved the renewal of the Technical, Financial and Operational Service Contract (which was originally dated in 1992), in which links TGS with Pampa Energía as Technical Operator. Pursuant to the Note ENRG GAL/GDyE/GT/D No. 11025 issued on November 8, 2017, no findings were made by ENARGAS.

In compliance with the section 72 of the Law No. 26,831, TGS’s audit committee requested the opinion of two independent professionals and issued an approval ruling, concluding that the terms of the aforementioned contract can be considered reasonable under the normal and regular market conditions.

1.6       Strategic Divestments

1.6.1    Sale of Refining and Marketing Segment’s Assets

Convinced that Pampa should continue with its key role in the energy industry, committing to reduce the Argentine energy matrix’s deficits and concentrating on the businesses in which we are accountable for the know-how and track record, the Company’s strategy is set to focus its investments and resources on the expansion of installed capacity for power generation, on the exploration and production of natural gas, and continue developing and strengthening of our utilities’ concessions. In that sense, on

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December 7, 2017, Pampa executed with Trafigura Ventures B.V. and Trafigura Argentina S.A. (‘Trafigura’) an agreement to sell a set of assets related to the refining and marketing segment of the Company, subject to the compliance of certain precedent conditions. The targeted assets under the transaction are as follows:

      i.        The Ricardo Eliçabe refinery, located in the City of Bahía Blanca, Province of Buenos Aires;

    ii.        The lubricants plant, situated in the district of Avellaneda, Province of Buenos Aires;

   iii.        The Caleta Paula reception and dispatch plant, located in the Province of Santa Cruz; and

   iv.        The network of gas stations currently operated under Petrobras brand.

Due to its strategic and operative utility, the Dock Sud storage facility is excluded from the sale, as well as the Company’s 28.5% stake in Refinor.

The transaction price is US$90 million and includes the regular working capital of the business, subject to the customary at closing adjustments, plus an additional financed amount to be determined at transaction’s closing and calculated according to the provisions in the sale agreement.

1.6.2    Sale of Oil Assets

On January 16, 2018, Pampa executed with Vista Oil & Gas S.A.B. de C.V. (‘Vista Oil & Gas’) an agreement to sell its direct ownership of 58.88% at Petrolera Entre Lomas S.A. (‘Pelsa’), 3.85% at Entre Lomas, Bajada del Palo and Agua Amarga blocks, and 100% at Medanito S.E. and Jagüel de los Machos blocks.

The sale price is US$360 million, subject to standard adjustments for this type of transactions and the closing is subject to compliance of certain precedent conditions, including the approval of Vista’s shareholders meeting.

1.7       Convertible Corporate Bond Status

Given the sale transactions at the refining and marketing and crude oil exploration and production segments explained in section 1.6 of this Earnings Release, the resulting cash inflow allows the Company to comfortably face the defined strategic investments. Therefore, the Company considers that it is unnecessary to issue a bond convertible into common shares, which terms and conditions were approved by the Company’s Board of Directors on June 26, 2017.

1.8       Credit Rating Upgrade to Pampa and Subsidiaries’ Corporate Bonds

At the beginning of December 2017, credit rating agency Moody’s upgraded the ratings of Edenor, TGS and Pampa’s corporate bonds as a result of the global rating upgrade to Argentina’s sovereign debt from ‘B3’ to ‘B2’. The upgrade also recognizes the favorable operating conditions as well as the recent positive development of the infrastructure related companies in the country, of which it is highlighted the increase of electricity price and regulated tariffs in general. Moreover, the rating action takes into account the positive structural changes in the Argentine regulatory framework, that will improve the financial strength of utility companies.

In the case of Edenor, global rating was upgraded from ‘B3’ to ‘B1’, whereas local rating was upgraded from ‘Baa2.ar’ with a positive outlook to ‘Aa3.ar’ with a stable outlook. In TGS, global rating was upgraded from ‘B3’ to ‘B1’, whereas local rating was upgraded from ‘Baa1.ar’ with a positive outlook to ‘Aa2.ar’ with a stable outlook. Finally, in the case of Pampa, global rating was upgrade from ‘B3’ to ‘B2’.

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1.9       Corporate Reorganization

1.9.1    The New Corporate Reorganization Process

In relation to the new merger process announced on September 22, 2017, on December 21, 2017 the Boards of all participating companies approved the merger by absorption, all subject to the corresponding assembly and regulatory resolutions. Said merger will be effective as of October 1, 2017, subject to the corresponding registration of the merger and dissolution without liquidation of the companies absorbed before the Public Registry. Moreover, the participating companies’ Boards decided to approve, among other items and subject to the corresponding corporate and regulatory approvals, the following merger exchange ratios:

      i.        Regarding the 50.46% share capital of Petrolera Pampa that is not directly or indirectly owned by Pampa, set 2.2699 Pampa's ordinary book-entry shares, with a par value of AR$1 and entitled to one vote per share (the ‘Shares of Pampa’), for each ordinary book-entry share of Petrolera Pampa, with par value of AR$1 and entitled to one vote per share, which will imply the issuance of 136.7 million Shares of Pampa;

    ii.        Regarding the 9.58% share capital of CTG that is not directly or indirectly owned by Pampa, set 0.6079 Shares of Pampa for each ordinary book-entry share of CTG, with a par value AR$1 and one vote per share, which will imply the issuance of 5.6 million Shares of Pampa;

   iii.        Regarding the 8.40% share capital of Inversora Diamante S.A. that is not directly or indirectly owned by Pampa, set 0.1832 Shares of Pampa for each ordinary book-entry share of Inversora Diamante S.A., with a par value of AR$$1 and one vote per share, which will imply the issuance of 0.7 million Shares of Pampa;

   iv.        Regarding the 9.73% of the share capital of Inversora Nihuiles S.A. that is not directly or indirectly owned by Pampa, set 0.2644 Shares of Pampa for each non-endorsable ordinary share of Inversora Nihuiles S.A., with a par value of AR$1 and entitled to one vote per share, which will imply the issuance of 1.3 million Shares of Pampa; and

In relation to the other companies involved, exchange ratio is not needed to be determined since they are 100% directly or indirectly controlled by Pampa.

Therefore, once all the corresponding regulatory and corporate approvals are obtained, the merger transactions are duly registered before the Argentine Corporate Public Registry and the ending of the corporate reorganization process that began with the collapse of former Petrobras Argentina S.A. (‘Petrobras Argentina’) in November 2016, the share capital will be composed by 2,082.7 million Shares of Pampa, representing a 7.4% dilution.

1.9.2    Status of Merger with Petrobras Argentina

On February 28, 2018, Pampa informed the market the current status of the proceedings before the Argentine Securities Commission (the ‘CNV’) regarding the merger between the Company and Petrobras Argentina, Petrobras Energía Internacional S.A. and Albares Renovables Argentina S.A. (the ‘Merger’), as required by the CNV the day before due to a public information request submitted by a shareholder of Petrobras Argentina before the CNV.

On July 27, 2016, Pampa indirectly acquired 67.1933% of the capital stock and votes of Petrobras Argentina. As a result of the purchase, in accordance with the Capital Markets Law No. 26,831, articles 87 and following and CNV regulations, Section II, Chapter II, Title III (T.O. 2013) regarding mandatory tender offers on account of change of control and acquisition of significant indirect interest, the Company was obliged to launch a cash tender offer to the minority shareholdings of Petrobras Argentina (the ‘MTO’). Simultaneously with the MTO, Pampa launched an offer to voluntarily exchange shares of Petrobras Argentina for shares of Pampa (the ‘Exchange’ and, together with the MTO, the ‘Offers’). In order to carry out the Offers and in accordance with the stipulated in the regulations, Pampa submitted the request for approval of the Offers before the CNV, which processed within file No. 1889/16 ‘Pampa Energía regarding

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MTO and Exchange of Petrobras Argentina’, obtaining consent by the Board of the CNV on September 23 and 28, 2016.

On October 6, 2016, Pampa launched the Offers, which closed on November 15, 2016. Only 9.6% of Petrobras Argentina’s capital stock did not to participate the Offers. Moreover, from the total minority shareholders of Petrobras Argentina that voluntarily participated in the local Offers, 85% decided to sell their holdings in cash according to the MTO and only 15% decided to exchange their shares of Petrobras Argentina for Shares of Pampa in the terms of the Exchange. We clarify that neither at the date of the Offers’ closing nor subsequently, there was any judicial or administrative restriction in place.

After the closing of the Offers and totally independent of this process, the Board of Directors of the Company decided to approve the Merger at its meetings held on December 7 and 23, 2016, setting the effective date of Merger as of November 1, 2016 (date as of Pampa and Petrobras operate as one entity), all subject to the corresponding shareholders’ assembly resolutions and the respective approvals from the regulatory authorities. On January 13, 2017, the CNV proceeded to consent the filing and let the course of action to carry out the public offering of the shares of Pampa that shall be issued because of the Merger, a necessary step for the Company to continue with the Merger process through the publication of the Merger Prospectus.

Subsequently, on February 16, 2017, the shareholders’ assemblies of the companies involved approved the Merger. It is worth highlighting that the decision was approved by the favorable vote of 99.99% of Pampa’s capital stock and votes and 92.98% of the capital stock and votes of Petrobras Argentina.

After making the corresponding legal disclosures and once the period for the opposition of creditors ended without the existence of any manifestation against the Merger, on April 19, 2017 the Final Merger Agreement was executed, following the Argentine Business Organizations Law. After different findings were made regarding the merger and dissolution filings, Pampa Energía fully complied with all the findings and comments received from the CNV, being pending only the CNV’s prior administrative consent, a formality that allows the filing to be registered before the Argentine Public Registry.

To this regard, the CNV informed us that the Argentine Federal Criminal and Correctional Court No. 11, Secretary No. 22, resolved: ‘[…] In this regard, let the officiating know that the CNV MUST NOT take any measure and/or definitive resolution regarding the merits of the case without prior authorization from this Court, in relation to the filing that is being processed in the CNV regarding the corporate reorganization of Pampa Energía S.A.’. It is worth mentioning that the criminal investigation refers to the voluntary participation of the shareholder ANSES (the Argentine National Pension Fund) in the MTO and not in the Merger, procedure that took place after, completely independent and in which the ANSES did not participate given that, at that moment, it was no longer a shareholder of Petrobras Argentina.

Even in the hypothetical scenario that the allegedly questioned issue in the criminal investigation had not ever occurred, and the ANSES had maintained its shares and had participated in the shareholders’ meeting of Petrobras Argentina on February 16, 2017 and voted against the Merger, even in this hypothetical scenario, the decision would had been validly approved anyway, with 81.13% of the capital stock and the votes of Petrobras Argentina.

For all the facts mentioned before, we understand that the said criminal investigation regarding the sale of the shares of Petrobras Argentina owned by the ANSES in the MTO has no connection with the Merger and had no influence whatsoever over it. The delay in the registration of the Merger directly affects approximately 6,250 minority shareholders of Petrobras Argentina in the local market, in addition to the holders overseas, that are waiting for the share swap to take place once the Merger is duly registered. The Company will continue to take the necessary measures to promote and obtain the registration of the Merger.

1.10   Repurchase of Own Shares for Compensation Plan

In relation to the compensation plan in shares benefitting the Company’s key personnel, on March 8, 2018 the Board of the Company approved the following terms and conditions:

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Pampa Energía ● Q4 17 Earning Release ● 10

      i.        Maximum amount: up to AR$150 million from the Voluntary Reserve of Pampa;

    ii.        Maximum quantity and price: 3.5 million ordinary shares or 140 thousand ADSs (0.19% of current Pampa’s capital stock or 0.17% of Pampa’s post-merger capital stock5) and up to a cap price of AR$60 per ordinary share or US$70 per ADS; and

   iii.        Market transactions limits: according to the rules, the daily quantity of shares to be repurchased shall be up to 25% of the share’s average daily trading volume for the 90 prior trading days, calculated from the stock markets that the Company is listed.

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5 For further information, please refer to section 1.7.1 of this Earnings Release.

Pampa Energía ● Q4 17 Earning Release ● 11

2.        Financial Highlights

2.1       Consolidated Balance Sheet (AR$ Million)

	As of 12.31.17	As of 12.31.16
ASSETS
Participation in joint businesses	4,930	3,699
Participation in associates	824	787
Property, plant and equipment	41,214	41,001
Intangible assets	1,586	2,103
Other assets	2	13
Financial assets with a results changing fair value	150	742
Investments at amortized cost	-	62
Deferred tax assets	1,306	1,232
Trade receivable and other credits	5,042	4,469
Total non-current assets	55,054	54,108

Other Assets	-	1
Inventories	2,326	3,360
Financial assets with a results changing fair value	14,613	4,188
Investments at amortized cost	25	23
Financial derivatives	4	13
Trade receivable and other credits	19,145	14,144
Cash and cash equivalents	799	1,421
Total current assets	36,912	23,150

Assets classified as held for sale	12,501	19

Total assets	104,467	77,277

	As of 12.31.17	As of 12.31.16
EQUITY
Share capital	2,080	1,938
Share premium	5,818	4,828
Repurchased shares	3	-
Cost of repurchased shares	(72)	-
Statutory reserve	300	232
Voluntary reserve	5,146	3,862
Other reserves	140	135
Retained earnings	3,243	(11)
Other comprehensive result	252	70
Equity attributable to owners of the parent	16,910	11,054

Non-controlling interests	3,202	3,020

Total equity	20,112	14,074

LIABILITIES
Accounts payable and other liabilities	6,404	5,336
Borrowings	37,126	15,286
Deferred revenues	195	200
Salaries and social security payable	120	94
Defined benefit plan obligations	992	921
Deferred tax liabilities	1,526	3,796
Income tax and minimum expected profit tax liability	863	934
Tax payable	366	306
Provisions	4,435	6,267
Total non-current liabilities	52,027	33,140

Accounts payable and other liabilities	18,052	12,867
Borrowings	5,840	10,686
Deferred income	3	1
Salaries and social security payable	2,154	1,745
Defined benefit plan obligations	121	112
Income tax and minimum expected profit tax liability	943	1,454
Tax payable	1,965	2,392
Financial derivatives	82	-
Provisions	798	806
Total current liabilities	29,958	30,063

Liabilities associated to assets classified as held for sale	2,370	-

Total liabilities	84,355	63,203

Total liabilities and equity	104,467	77,277

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Pampa Energía ● Q4 17 Earning Release ● 12

2.2       Consolidated Income Statement (AR$ Million)

	Fiscal Year		4th Quarter

	2017	2016	2017	2016
Sales revenue	50,347	25,110	13,977	9,380
Cost of sales	(34,427)	(20,153)	(9,618)	(6,702)

Gross profit	15,920	4,957	4,359	2,678

Selling expenses	(2,904)	(2,132)	(841)	(762)
Administrative expenses	(4,905)	(3,628)	(1,444)	(1,268)
Exploration expenses	(44)	(94)	(7)	(21)
Other operating income	3,388	4,164	787	1,824
Other operating expenses	(2,951)	(1,876)	(684)	(1,062)
Reversal of property, plant and equipment impairment	461	-	461	-
Reversal of intangible assets impairment	82	-	82	-
Results for participation in joint businesses	1,064	105	244	299
Results for participation in associates	44	7	(1)	5
Results from sale of equity share in companies	-	480	-	-

Operating income	10,155	1,983	2,956	1,693

Financial income	1,432	849	418	366
Financial costs	(5,112)	(4,277)	(1,433)	(1,243)
Other financial results	(2,266)	(80)	(1,079)	(253)
Financial results, net	(5,946)	(3,508)	(2,094)	(1,130)

Profit before tax	4,209	(1,525)	862	563

Income tax and minimum expected profit tax	1,367	1,201	1,295	750

Net income for continuing operations	5,576	(324)	2,157	1,313

Net income from discontinued operations	94	72	(457)	(21)

Net income for the period	5,670	(252)	1,700	1,292

Attributable to:
Owners of the Company	4,606	(11)	1,512	982
Continuing operations	4,623	(93)	2,061	958
Discontinued operations	(17)	82	(549)	24
Non-controlling interests	1,064	(241)	188	310

Net income per share for the period attributable to the owners of the Company	2.3369	(0.0063)	0.7801	0.5286
Basic and diluted income per share of continued operations	2.3455	(0.0478)	1.0633	0.5157
Basic and diluted income per share of discontinued operations	(0.0086)	0.0415	(0.2832)	0.0129

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Pampa Energía ● Q4 17 Earning Release ● 13

2.3       Cash and Financial Borrowings (AR$ Million)

Cash (1)	Consolidated Financial Statements	Ownership Adjusted
(as of December 31, 2017)
Power generation	478	305
Electricity distribution	2,992	1,542
Refining & distribution	-	-
Petrochemicals	-	-
Holding and others	11,915	11,915
Oil and gas	52	52
Total	15,437	13,814

Bank and Financial Debt	Consolidated Financial Statements	Ownership Adjusted
(as of December 31, 2017)
Power generation(2)	-	-
Electricity distribution	4,263	2,197
Refining & distribution	-	-
Petrochemicals	-	-
Holding and others	35,305	35,305
Oil and gas	-	-
Total	39,568	37,502

Note: (1) It includes cash and short-term investments. (2) It does not include regulatory liability held against CAMMESA for AR$3,398 million.

2.3.1    Summary of Listed Debt Securities (AR$ Million)

Company	Security	Maturity	Amount Issued	Amount Outstanding	Coupon
In US$
Transener[1]	ON Series 2	2021	101	99	9.75%
Edenor	ON par at fixed rate	2022	300	176	9.75%
TGS[1]	ON par at fixed rate	2020	192	192	9.625%
Pampa Energía	ON Series 4 US$-Link[2,3]	2020	34	34	6.25%
	ON Series T at discount & fixed rate	2023	500	500	7.375%
	ON Series I at discount & fixed rate	2027	750	750	7.5%

In AR$
Pampa Energía	ON Series A3	2018	282	282	Badlar Privada
	ON Series E3	2020	575	575	Badlar Privada

Note: (1) Affiliates are not consolidated in Pampa’s financial statements, according to the IFRS standards. (2) Bond Note dollar-link, with initial FX rate of AR$8.4917 /US$. (3) Debt securities issued by CTLL, a power generation subsidiary merged by absorption to Pampa Energía, subject to regulatory and corporate approvals.

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Pampa Energía ● Q4 17 Earning Release ● 14

3.        Analysis of the Fourth Quarter 2017

Consolidated net revenues of AR$13,977 million, compared to AR$9,380 million recorded in the fourth quarter 2016 (‘Q4 16’), mainly explained by increases of AR$1,160 million in power generation, AR$2,801 million in electricity distribution, AR$299 million in oil and gas, AR$263 million in petrochemicals and AR$90 million in holding and others, partially offset by higher eliminations from intersegment sales for AR$16 million.

ð Power generation of 2,693 GWh from 11 power plants

ð Electricity sales of 5,064 GWh to 3 million of end-users

ð Production of 67.4 kboe/d of hydrocarbons: 284 million cf/d of gas and 20 kboe/d of oil and LPG

ð Sales of 443 thousand m3 of refined products and 104 thousand tons of petrochemical products

Consolidated adjusted EBITDA of AR$5,180 million, compared to AR$4,101 million in Q4 16, due to increases of AR$845 million in power generation, AR$51 million in oil and gas, AR$484 million in refining and distribution, AR$469 million in holding and others and AR$9 million in intersegment eliminations, partially offset by decreases of AR$671 million in electricity distribution and AR$108 million in petrochemicals.

Consolidated gain of AR$1,700 million, of which AR$1,512 million is attributable to the owners of the Company, higher than the gain of AR$982 million attributable to the owners of the Company in the Q4 16, explained by reported higher earnings in our segments of power generation (AR$646 million), electricity distribution (AR$365 million) and oil and gas (AR$985 million), partially offset by losses in refining and distribution (AR$388 million), petrochemicals (AR$41 million), holding and others (AR$959 million) and intersegment eliminations (AR$78 million).

Consolidated Adjusted EBITDA Calculation, in AR$ million	2017	2016	Q4 17	Q4 16
Consolidated operating income	10,155	1,983	2,956	1,693
Consolidated depreciations and amortizations	3,421	2,201	852	764
Consolidated EBITDA under IFRS standards	13,576	4,184	3,808	2,457

Adjustments from generation segment	(126)	(32)	46	(22)
Deletion of profit from tax amnesty	(174)	-	0	-
Others (deletions of results from share in associates, one-off recoveries)	48	(32)	46	(22)
Adjustments from distribution segment	(769)	1,094	(515)	91
Adjustments from retroactive penalties	(333)	960	-	48
Reversal of impairments	(543)	-	(543)	-
Late payment interests	107	134	28	43
Adjustments from oil and gas segment	2,850	2,170	845	1,839
Deletions of results from share in associates	(44)	(11)	(16)	(7)
EBITDA from discont'd operations (PELSA, Medanito and Jagüel de los Machos blocks)	2,764	1,151	829	501
OldelVal's EBITDA adjusted by ownership	103	28	32	16
Reporting adjustments from the acquisition of former Petrobras Argentina	-	643	-	1,001
Other adjustments (retirement of wells, extraordinary contribution contigency)	27	358	-	327
Adjustments from refining and distribution segment	951	(83)	422	(77)
Deletions of results from share in associates	-	1	17	2
EBITDA from discont'd operations (Refinery, gas stations and Caleta Paula terminal)	871	(102)	360	(84)
Refinor's EBITDA adjusted by ownership	80	18	45	5
Adjustments from petrochemicals segment	383	166	121	166
Contingencies from former Petrobras Argentina	383	166	121	166
Adjustments from holding and others segment	1,088	(127)	454	(353)
Deletions of results from share in joint ventures/associates	(1,114)	(102)	(290)	(299)
TGS's EBITDA adjusted by ownership	1,294	293	403	243
Transener's EBITDA adjusted by ownership	997	90	327	37
Results from the sale of participation in subsidiaries	-	(480)	-	-
Reporting adjustments from the acquisition of former Petrobras Argentina and others	(89)	72	14	(334)

Consolidated adjusted EBITDA	17,953	7,372	5,180	4,101

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Pampa Energía ● Q4 17 Earning Release ● 15

3.1       Analysis of the Power Generation Segment

Power Generation Segment, Consolidated (AR$ million)	Fiscal Year			4th Quarter
	2017	2016	∆ %	2017	2016	∆ %
Sales revenue	9,597	4,624	+108%	2,822	1,662	+70%
Cost of sales	(5,358)	(2,726)	+97%	(1,626)	(1,125)	+45%

Gross profit	4,239	1,898	+123%	1,196	537	+123%

Selling expenses	(94)	(65)	+45%	(31)	(28)	+11%
Administrative expenses	(357)	(392)	-9%	(90)	(69)	+30%
Other operating income	420	55	NA	46	25	+84%
Other operating expenses	(149)	(104)	+43%	7	(38)	NA
Results for participation in joint businesses	(50)	-	NA	(46)	-	NA

Operating income	4,009	1,392	+188%	1,082	427	+153%

Finance income	881	600	+47%	269	246	+9%
Finance costs	(932)	(750)	+24%	(209)	(201)	+4%
Other financial results	55	228	-76%	1	53	-98%

Profit before tax	4,013	1,470	+173%	1,143	525	+118%

Income tax and minimum expected profit tax	85	(317)	NA	28	(62)	NA

Net income for the period	4,098	1,153	+255%	1,171	463	+153%

Attributable to:
Owners of the Company	3,890	1,045	+272%	1,085	439	+147%
Non-controlling interests	208	108	+93%	86	24	+258%

Adjusted EBITDA	4,728	1,738	+172%	1,419	574	+147%

Increases in property, plant, equipment and intangible assets	6,277	2,486	+152%	1,549	1,073	+44%
Depreciation and amortization	845	378	+124%	291	169	+72%

In Q4 17, the gross margin at power generation was AR$1,196 million, 123% higher than the same period of 2016, mainly due to the update in the legacy energy remuneration scheme by the application of SEE Resolution No. 19E/2017. Pursuant to this resolution, as from February 2017 the remuneration is US$-nominated for power capacity and dispatched energy, gradually increased from a minimum remuneration discriminated by technology and scale, followed by an increase to a base remuneration with availability commitment (‘DIGO’) in May 2017, and reaching to the full and final remuneration scheme as from November 2017. It is worth mentioning that during the entire Q4 17 the legacy capacity was billed under the new remuneration scheme (base remuneration in October and full remuneration in November and December, being the thermal units monthly subject to DIGO and real availability). In Q4 16 the remuneration scheme for the legacy capacity was AR$-nominated and under a lower pricing scheme, pursuant to SEE Resolution No. 22/2016.

Furthermore, the increase in gross margin is explained by the devaluation in the nominal exchange rate with impact on our new capacity contracts (Energy Plus and SE Resolution No. 220/2007) and our legacy energy remuneration, as well as the new contracts at CTLL for the gas turbines #04 and #5, CTPP and CTIW6 coming into force.

In operating terms, Pampa’s power generation during Q4 17 decreased by 22% compared to Q4 16, mainly due to the technical problem occurred by the end of September 2017 in one of the two gas turbines at the combined-cycle in CTGEBA, which was repaired and commissioned at the beginning of January 2018 (-642 GWh)7. Moreover, the lower generation during Q4 17 is also due to programmed maintenance service in CTLL's steam turbine of the combined-cycle (-219 GWh) and a lower dispatch at CPB (-183 GWh). These decreases were partially offset by higher generation at HPPL, as 2016 was

6 For further information, please refer to section 1.1.1 of this Earnings Release.

7 For further information, please refer to section 1.1.3 of this Earnings Release.

Pampa Energía ● Q4 17 Earning Release ● 16

hydraulically dry year (+198 GWh) and generation from our new power plants CTPP and CTIW, that started operations at the end of August and December 2017, respectively (+101 GWh).

Summary of Electricity Generation Assets	Hydroelectric			Thermal								Total
	HINISA	HIDISA	HPPL[1]	CTLL[2]	CTG[3]	CTP	CPB	CTPP[4]	CTIW[5]	CTGEBA[1]	Eco- Energía[1]
Installed Capacity (MW)	265	388	285	750	361	30	620	100	100	843	14	3,756
New Capacity (MW)	-	-	-	349	100	30	-	100	100	169	14	862
Market Share	0.7%	1.1%	0.8%	2.1%	1.0%	0.1%	1.7%	0.3%	0.3%	2.3%	0.04%	10.3%

Full Year
Net Generation 2017 (GWh)	751	480	760	3,864	1,772	156	1,453	142	23	4,685	100	14,186
Market Share	0.6%	0.4%	0.6%	2.8%	1.3%	0.1%	1.1%	0.1%	0.0%	3.4%	0.1%	10.4%
Sales 2017 (GWh)	751	480	760	3,864	2,337	156	1,453	142	23	5,412	103	15,481

Net Generation 2016 (GWh)	706	564	176	3,644	1,577	155	2,054	-	-	2,211	43	11,131
Variation 2017 vs. 2016	+6%	-15%	+332%	+6%	+12%	+1%	-29%	na	na	+112%	+132%	+27%
Sales 2016 (GWh)	706	564	176	3,644	2,076	155	2,056	-	-	2,499	44	11,921

Average Price 2017 (US$ / MWh)	24	33	22	38	36	52	32	98	42	39	69	36
Average Price 2016 (US$ / MWh)	17	17	24	27	30	52	14	na	na	34	60	26
Average Gross Margin 2017 (US$ / MWh)	11	16	12	34	15	na	12	82	33	15	21	20
Average Gross Margin 2017 (US$ / MWh)	8	4	14	23	14	na	1	na	na	11	18	13

Fourth Quarter
Net Generation Q4 17 (GWh)	275	148	317	617	362	33	151	79	23	661	28	2,693
Market Share	0.8%	0.4%	0.9%	1.8%	1.1%	0.1%	0.4%	0.2%	0.1%	2.0%	0.1%	8.0%
Sales Q4 17 (GWh)	275	148	317	617	490	33	151	79	23	834	28	2,994

Net Generation Q4 16 (GWh)	244	176	119	837	386	43	333	-	-	1,304	27	3,469
Variation Q4 17 vs. Q4 16	+12%	-16%	+167%	-26%	-6%	-25%	-55%	na	na	-49%	+2%	-22%
Sales Q4 16 (GWh)	244	176	119	837	505	43	333	-	-	1,478	27	3,763

Avg. Price Q4 17 (US$/MWh)	20	32	17	62	56	60	80	123	40	63	68	53
Avg. Price Q4 16 (US$/MWh)	14	15	22	30	31	47	17	na	na	34	54	29
Avg. Gross Margin Q4 17 (US$/MWh)	9	16	10	56	17	na	30	104	31	22	26	28
Avg. Gross Margin Q4 16 (US$/MWh)	6	4	na	23	11	na	(10)	na	na	na	na	12

Note: Gross margin before amortization and depreciation. FX rate of AR$/US$: FY 2017 – 16.57; FY 2016 – 14.78; Q4 17 – 17.55; Q4 16 – 15.45. (1) The figures from HPPL, CTGEBA and EcoEnergía accounts from the closing of the acquisition in August 2016. (2) The installed capacity of CTLL includes 210 MW from GT04 and GT05. (3) CTG’s average gross margin considers results for CTP. (4) CTPP commissioned as from August 29, 2017. (5) CTIW commissioned as from December 22, 2017.

Net operating costs increased by 37% compared to Q4 16, mainly due to higher labor costs, higher energy purchase costs to cover contracts, AR$ depreciation in the nominal exchange rate, higher costs due to the new operated machines at CTLL’s GT04 and GT05, CTPP and CTIW, and higher depreciations due to these new units and programmed maintenance services.

The gains on net financial results decreased by AR$37 million in comparison to Q4 16, registering a AR$61 million profit in Q4 17, mainly due to lower gains from the holding of financial instruments, lower gains from net exchange difference and higher interest losses on loan agreements with CAMMESA. These effects were partially offset by lower interests due to decrease of financial liabilities stock and higher gains from the recognition of net interest to the credits held against CAMMESA by the former Petrobras Argentina’s generation assets.

Adjusted EBITDA increased by 147% over Q4 16 to AR$1,419 million, mainly due to a better remuneration for legacy energy, Peso devaluation, the new PPAs performing at CTLL, CTPP and CTIW, and the recognition of a higher price for assignments of gas, partially offset by higher labor, energy purchase costs and operational costs. Moreover, adjusted EBITDA in the Q4 16 does not include minor non-recurring amounts such as recovery of insurance and expenses, that amounted to AR$22 million at CTG.

The following table shows a summary of the committed expansion projects, in which Pampa Energía and De La Bahía wind farm projects are added for a total of 100 MW:

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Pampa Energía ● Q4 17 Earning Release ● 17

Project	MW	Equipment Provider	Marketing	Awarded Price			Estimated Capex in US$ million[1]	Date of Commissioning
				Capacity US$/MW-month	Variable US$/MWh	Total US$/MWh
Thermal
Loma de la Lata	15	MAN	Res. SEE No. 19/17	na	na	na	18	Q2 2018
	105	GE	US$ PPA for 10 years	23,000	7.5	39	90	August 5, 2017
Parque Ind. Pilar	100	Wärtsilä	US$ PPA for 10 years	26,900	15 - 16	52	103	August 29, 2017
Ing. White	100	Wärtsilä	US$ PPA for 10 years	21,800	12 - 15	42 - 45	90	December 22, 2017
Closing Genelba Plus	383	Siemens	US$ PPA for 15 years	20,500	6	34	355	GT: Q2 2019 / CC: Q2 2020

Renewable
Corti[2]	100	Vestas	US$ PPA for 20 years	na	na	58(3)	135	Q2 2018
Pampa Energía y De La Bahía	100	na	MAT ER	na	na	na	135	na

Total	903						926

Note: (1) Amounts without VAT. (2) Pampa holds a 50% of stake over this project. (3) Awarded price does not consider incentive and adjustment factors.

3.2       Analysis of the Electricity Distribution Segment

Electricity Distribution Segment, Consolidated (AR$ million)	Fiscal Year			4th Quarter
	2017	2016	∆ %	2017	2016	∆ %
Sales revenue	24,339	13,079	+86%	6,763	3,962	+71%
Cost of sales	(17,667)	(12,220)	+45%	(4,947)	(2,869)	+72%

Gross profit	6,672	859	NA	1,816	1,093	+66%

Selling expenses	(2,079)	(1,618)	+28%	(619)	(517)	+20%
Administrative expenses	(1,444)	(1,171)	+23%	(435)	(352)	+24%
Other operating income	97	1,718	-94%	27	1,160	-98%
Other operating expenses	(758)	(465)	+63%	(146)	(108)	+35%
Reversal of property, plant and equipment impairment	461	-	NA	461	-	NA
Reversal of intangible assets impairment	82	-	NA	82	-	NA

Operating income	3,031	(677)	NA	1,186	1,276	-7%

Finance income	272	206	+32%	90	66	+36%
Finance costs	(1,595)	(1,645)	-3%	(443)	(412)	+8%
Other financial results	(9)	(360)	-98%	(80)	(72)	+11%

Profit before tax	1,699	(2,476)	NA	753	858	-12%

Income tax and minimum expected profit tax	(417)	753	NA	(161)	(325)	-50%

Net income for the period	1,282	(1,723)	NA	592	533	+11%

Attributable to:
Owners of the Company	951	(1,147)	NA	581	216	+169%
Non-controlling interests	331	(576)	NA	11	317	-97%

Adjusted EBITDA	2,705	781	+246%	794	1,464	-46%

Increases in property, plant, equipment and intangible assets	4,137	2,703	+53%	1,264	694	+82%
Depreciation and amortization	443	364	+22%	123	97	+27%

In Q4 17, net sales increased by AR$2,801 million in relation to Q4 16, mainly due to the implementation of the first stage's 42% tariff increase as from February 2017, as a result of the VAD calculated in the RTI, in addition to the application as from December 2017 of the second stage's 18% in the VAD and the semiannual costs variation adjustment of 11.6%, being these last two figures recognized retrospectively as from November 2017 and August 2017, respectively. Moreover, in Q4 16 CAMMESA recognized in favor of Edenor AR$1,126 million of sales, amount that arises from the effect of

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Pampa Energía ● Q4 17 Earning Release ● 18

injunctions that avoided the application of the tariff scheme with increases as from February 2016 in La Matanza and Pilar districts. Moreover, Edenor’s customers increased by 3%.

As of December 31, 2017, the amount generated by the gradual application of the tariff increase amounts to AR$4,917 million approximately, which is recognized by the ENRE but in accordance with the reporting standards, it is not recognized in Edenor’s financial statements. This amount is payable in 48 installments as from February 1, 2018 and was already included in the resulting VAD at the stated date by the ENRE Res. No. 33/188.

The sales increase was partially offset by the non-accrual of FOCEDE, as a consequence of the RTI implementation, registering AR$550 million in Q4 16. Moreover, a lower electricity sales was recorded in Q4 17, which decreased by 1% in GWh terms compared to the same period in 2016, mainly explained by the decrease in residential and commercial demand, related not only to better weather conditions but also to the tariff increase.

Edenor's Sales by Type of Customer	2017			2016			Variation
	In GWh	Part. %	Clients	In GWh	Part. %	Clients	% GWh	% Clients
Full Year
Residential	9,143	43%	2,579,705	9,708	44%	2,496,946	-6%	+3%
Commercial	3,514	16%	362,607	3,639	16%	361,485	-3%	+0%
Industrial	3,687	17%	6,866	3,677	17%	6,840	+0%	+0%
Wheeling System	3,968	18%	704	4,014	18%	713	-1%	-1%
Others
Public Lighting	709	3%	21	704	3%	21	+1%	-
Shantytowns and Others	483	2%	426	511	2%	407	-6%	+5%

Total	21,503	100%	2,950,329	22,253	100%	2,866,412	-3%	+3%

Fourth Quarter
Residential	2,005	40%	2,579,705	2,086	41%	2,496,946	-4%	+3%
Commercial	858	17%	362,607	874	17%	361,485	-2%	+0%
Industrial	922	18%	6,866	907	18%	6,840	+2%	+0%
Wheeling System	1,008	20%	704	1,004	20%	713	+0%	-1%
Others
Public Lighting	158	3%	21	160	3%	21	-1%	-
Shantytowns and Others	112	2%	426	108	2%	407	+4%	+5%

Total	5,064	100%	2,950,329	5,139	100%	2,866,412	-1%	+3%

Net operating costs, excluding energy purchases, increased marginally by 1% compared to Q4 16, mainly due to higher salary costs, fees for third-party services, operating taxes and provision for sales’ credits, caused from a higher billing resulting from the new tariff schemes, and higher depreciations due to the increase in fixed assets during 2017. These effects were partially offset by lower penalties’ charge by the ENRE because of a change in the criteria to update them. Energy purchases increased by 177% compared to Q4 16, due to the increase in electricity prices as subsidies were being gradually removed in February and December 20179, and due to a slight increase in electricity losses, which posted 16.4% of the demanded electricity in Q4 17 in comparison to 16.2% reached in Q4 16.

Operating results decreased by 7% compared to Q4 16, mainly due to the effects of recognition of injunctions by CAMMESA in Q4 16 and due to higher expenses for energy purchase to cover non-recognized losses, partially offset by the RTI new tariff scheme’s partial application and lower penalties charge. Moreover, as a consequence of Edenor’s gradual economic-financial recovery, Pampa reverted the impairment loss for fixed assets and intangible assets related to its investment in Edenor, registered in the fiscal year 2011, which implied a reported gain before taxes of AR$543 million.

8 For further information, please refer to section 1.3.1 of this Earnings Release.

9 For further information, please refer to section 1.3.1 of this Earnings Release.

Pampa Energía ● Q4 17 Earning Release ● 19

During Q4 17, losses in net financial results increased by AR$15 million to a loss of AR$433 million, mainly due to a higher interests and net exchange rate losses as a result of a higher devaluation of the Argentine Peso against the US Dollar, currency in which Edenor’s financial liabilities are denominated, partially offset by higher commercial interests accrued on bad debts, mainly caused by the tariff increase resulting from the RTI.

Adjusted EBITDA in Q4 17 for our electricity distribution segment posted a gain of AR$794 million, which includes late payment penalties for AR$28 million and does not include the reversal of our investment’s impairment in Edenor for AR$543 million. In Q4 16 the adjusted EBITDA amounted to a gain of AR$1,464 million and included AR$43 million of late payment penalties, a reclassification to financial interest on the penalties’ balance for AR$48 million and CAMMESA’s one-time recognition of AR$1,126 million due to the effects of the injunctions.

3.3       Analysis of the Oil and Gas Segment

Oil & Gas Segment, Consolidated (AR$ million)	Fiscal Year			4th Quarter
	2017	2016	∆ %	2017	2016	∆ %
Sales revenue	10,641	5,579	+91%	2,833	2,534	+12%
Cost of sales	(6,581)	(3,737)	+76%	(1,723)	(1,589)	+8%

Gross profit	4,060	1,842	+120%	1,110	945	+17%

Selling expenses	(455)	(334)	+36%	(109)	(145)	-25%
Administrative expenses	(975)	(632)	+54%	(262)	(276)	-5%
Exploration expenses	(44)	(94)	-53%	(7)	(21)	-67%
Other operating income	2,522	1,892	+33%	662	164	NA
Other operating expenses	(776)	(826)	-6%	(296)	(674)	-56%
Results for participation in associates	44	11	+300%	16	7	+129%

Operating income	4,376	1,859	+135%	1,114	-	NA

Finance income	96	103	-7%	18	63	-71%
Finance costs	(245)	(730)	-66%	(4)	(156)	-97%
Other financial results	(193)	22	NA	15	85	-82%

Profit before tax	4,034	1,254	+222%	1,143	(8)	NA

Income tax and minimum expected profit tax	(389)	(305)	+28%	(140)	(13)	NA

Net income for continuing operations	3,645	949	+284%	1,003	(21)	NA

Net income from discontinued operations	121	(74)	NA	(185)	(209)	-11%

Net income for the period	3,766	875	NA	818	(230)	NA

Attributable to:
Owners of the Company	3,241	627	NA	727	(258)	NA
Non-controlling interests	525	248	+112%	91	28	+225%

Adjusted EBITDA (including discontinued operations)	9,182	5,427	+69%	2,348	2,297	+2%

Increases in property, plant, equipment and intangible assets	4,195	4,045	+4%	1,442	1,412	+2%
Depreciation and amortization	1,956	1,398	+40%	389	458	-15%

On January 2018, there was an agreement to divest certain assets that are mainly related to crude oil production, so the P&L of this segment only reflects the continuing operations10.

In Q4 17 the gross margin for continuing operations from our oil and gas segment increased by AR$165 million compared to Q4 16, mainly due to sale price improvements in US Dollar as well as expressed in Argentine Peso as an effect of the devaluation in the nominal exchange rate. These effects were partially offset by lower level of hydrocarbon production, as a result of the termination of Petrolera Pampa’s service at Medanito La Pampa block by the end of October 2017, divestments of certain blocks in October 2016, in addition to higher fixed assets depreciation costs, higher gas production, transportation and royalties’ costs and inflation levels in Argentine Peso, and to the effect of the exchange rate variation over the costs denominated in US Dollar.

10 For further information, please refer to section 1.6.2 of this Earnings Release.

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In operating terms, including the assets agreed to sell to Vista Oil & Gas, reported as discontinued operations, the total production of oil and gas segment in Q4 17 decreased 9.1 kboe/day in comparison to Q4 16, adding up 68.0 kboe/day in Q4 17 and 77.1 kboe/day in Q4 16. The production of gas slightly diminished from 292 million cf/day in Q4 16 to 284 million cf/day in Q4 17, mainly due to the divestments by the end of October 2016 of Aguada de la Arena, Colpa and Caranda and partially in Río Neuquén (-9 million cf/day), and the deferral in termination and connection of drilled wells at Rincón del Mangrullo in Q4 17 to 2018 (-17 million cf/day), partially offset by the increase in the production of El Mangrullo (+11 million cf/day). Moreover, the production of oil and LPG decreased from 28.4 kboe/day in Q4 16 to 20.7 kboe/day in Q4 17, mainly due to the termination of Petrolera Pampa’s service at Medanito La Pampa block by the end of October 2017 (-2.8 kboe/day), the fall in the production of Venezuela’s blocks (-1.5 kboe/day) and the decline in the mainly mature oil-bearing blocks of Pampa (-1.8 kboe/day) and our subsidiary PELSA (-1.3 kboe/day).

As of December 31, 2017, we accounted 1,950 productive wells in Argentina, in comparison to 1,924 as of December 31, 2016, and the developed and undeveloped proven reserves added up 167 million of boe.

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Pampa Energía ● Q4 17 Earning Release ● 21

Oil & Gas Production	Oil				Gas				LPG	Total
	Petrolera Pampa	Pampa	PELSA	Total	Petrolera Pampa	Pampa	PELSA	Total	Total
Full Year
Volume 2017
In thousand m3/day	-	2.4	1.1	3.4	-	7,297	759	8,055	0.1
In thousand boe/day	-	15.0	6.6	21.6	-	42.9	4.5	47.4	0.7	69.7
In million cubic feet/day					-	258	27	284
Avg. Price 2017
In US$/bbl	-	52.8	57.1	54.1
In US$/MBTU					-	6.2	5.9	6.2
In US$/ton									338.2
Volume 2016
In thousand m3/day	0.2	2.5	1.2	3.9	2,781	5,006	688	8,476	0.1
In thousand boe/day	1.2	15.6	7.6	24.4	16.4	29.5	4.0	49.9	0.7	75.0
In million cubic feet/day					98	177	24	299
Variation 2017 v. 2016	na	-4%	-12%	-12%	-100%	+46%	+10%	-5%	-6%	-7%
Avg. Price 2016
In US$/bbl	60.1	57.3	62.0	59.0
In US$/MBTU					7.3	5.2	5.4	6.4
In US$/ton									209.1
Variation 2017 v. 2016	-100%	-8%	-8%	-8%	-100%	+20%	+9%	-3%	+62%

Fourth Quarter
Volume Q4 17
In thousand m3/day	-	2.1	1.0	3.1	-	7,183	865	8,048	0.1
In thousand boe/day	-	13.2	6.2	19.4	-	42.3	5.1	47.4	0.6	67.4
In million cubic feet/day					-	254	31	284
Avg. Price Q4 17
In US$/bbl	-	53.5	57.9	54.9
In US$/MBTU					-	6.2	6.1	6.2
In US$/ton									405.7
Volume Q4 16
In thousand m3/day	0.6	2.3	1.2	4.1	3,168	4,429	666	8,264	0.1
In thousand boe/day	3.9	14.2	7.4	25.6	18.6	26.1	3.9	48.6	0.7	74.9
In million cubic feet/day					112	156	24	292
Variation Q4 17 v. Q4 16	na	-7%	-17%	-24%	-100%	+62%	+30%	-3%	-10%	-10%
Avg. Price Q4 16
In US$/bbl	59.2	55.7	58.8	57.1
In US$/MBTU					7.4	5.2	5.4	5.8
In US$/ton									224.0
Variation Q4 17 v. Q4 16	-100%	-4%	-2%	-4%	-100%	+20%	+14%	+8%	+81%

Note: Pampa and PELSA’s volume accounts from the closing of the acquisition of former Petrobras Argentina in August 2016. The production considers the 100% contribution of Medanito La Pampa, block in which Petrolera Pampa provided services until the end of October 2017 and the 100% production of discontinued operations. The production of Pampa for the fiscal year 2017 and Q4 17 consider the production of Petrolera Pampa. Moreover, the production does not consider foreign production of 1.3 kboe/day in FY 2017; 2.9 kboe/day in FY 2016; 0.7 kboe/day in Q4 17; and 2.2 kboe/day in Q4 16. FX rate of AR$/US$: FY 2017 – 16.57; FY 2016 – 14.78; Q4 17 – 17.55; Q4 16 – 15.45.

The compensation received through the Natural Gas Surplus Injection Promotion Program SE Resolution No. 1/2013 and for the Companies with Natural Gas Reduced Injection SE Resolution No. 60/2013 (‘Plan Gas’) slightly increased due to higher incremental production, partially offset by the effects of divestments from former Petrobras Argentina’s certain assets in October 2016, together with the demand price increase, registering a total amount of AR$776 million in Q4 17, in comparison to AR$760 million registered in Q4 16.

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Pampa Energía ● Q4 17 Earning Release ● 22

Net financial results increased during Q4 17 by AR$37 million to a gain of AR$29 million, mainly due to lower losses from financial interests, partially offset by higher accrual of losses as a result of net exchange rate difference.

The adjusted EBITDA of our oil and gas segment increased by AR$51 million, posting an amount of AR$2,348 million in Q4 17, mainly due to the natural gas price improvement, the effect of the exchange rate variation in our hydrocarbon’s sales price, partially offset by lower production due to the termination of the service in Medanito La Pampa and, to a lesser extent, due to divestments from former Petrobras Argentina’s certain assets in October 2016. The adjusted EBITDA considers the proportional EBITDA of OldelVal, an oil pipeline company, in which Pampa holds a direct participation of 23.1%, for AR$32 million in Q4 17, in comparison to AR$16 million in the same period of 2016. Moreover, the adjusted EBITDA also consolidates the results of assets under sale agreement (PELSA, 3.85% of the PELSA blocks and 100% of Medanito and Jagüel de los Machos blocks). In Q4 17, AR$829 million of adjusted EBITDA was registered, AR$328 million higher than Q4 16, mainly due to improved gas price and the effect of Argentine Peso devaluation, partially offset by lower production of crude oil.

Oil & Gas Segment, Discontinued Operations (AR$ million)	Fiscal Year			4th Quarter
	2017	2016	∆ %	2017	2016	∆ %
Sales revenue	5,972	2,456	+143%	1,821	1,353	+35%
Cost of sales	(4,840)	(1,941)	+149%	(1,585)	(1,133)	+40%

Gross profit	1,132	515	+120%	236	220	+7%

Selling expenses	(182)	(63)	+189%	(52)	(35)	+49%
Administrative expenses	(127)	(25)	NA	(30)	(13)	+131%
Exploration expenses	(19)	(41)	-54%	(5)	(38)	-87%
Other operating income	377	235	+60%	187	82	+128%
Other operating expenses	(181)	(656)	-72%	(51)	(348)	-85%

Operating income	1,000	(35)	NA	285	(132)	NA

Finance income	22	38	-42%	3	39	-92%
Finance costs	-	(10)	-100%	-	(10)	-100%
Other financial results	(239)	(43)	NA	(112)	(31)	+261%

Profit before tax	783	(50)	NA	176	(134)	NA

Income tax and minimum expected profit tax	(662)	(24)	NA	(361)	(75)	NA

Net income for the period	121	(74)	NA	(185)	(209)	-11%

Attributable to:
Owners of the Company	10	(64)	NA	(277)	(164)	+69%
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA for discontinued operations	2,764	1,151	+140%	829	501	+65%

Depreciation and amortization	1,764	716	+146%	544	402	+35%

It is worth mentioning that the reporting adjustments derived from the registration of the acquisition of Petrobras Argentina within Pampa’s financial statements (Purchase Price Allocation) were not considered, which affects Q4 16’s EBITDA, and includes: i) the losses due to the re-estimation of OCP’s Ship or Pay contract in Ecuador, item that at the consolidated level is partially offset with the gain recorded for the same concept in holding and others segment (AR$371 million); ii) the reversion of the profit from the sale of equipment of Petrobras Argentina to TGS at Río Neuquén natural gas processing plant (AR$358 million); iii) losses due to the re-estimation of environmental liabilities and higher contingencies (AR$129 million); and iv) the loss from credits removal arose from 2003 Oil Companies’ Agreement, which has a positive effect in consolidated continuing operations level (AR$143 million), as the refining and distribution segment also registered as discontinued gain due to the sale agreement with Trafigura.

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Pampa Energía ● Q4 17 Earning Release ● 23

3.4       Analysis of the Refining and Distribution Segment

Refining & Distribution Segment, Consolidated (AR$ million)	Fiscal Year			4th Quarter
	2017	2016	∆ %	2017	2016	∆ %
Sales revenue	-	-	NA	-	-	NA
Cost of sales	-	-	NA	-	-	NA

Gross profit	-	-	NA	-	-	NA

Selling expenses	-	-	NA	-	-	NA
Administrative expenses	-	-	NA	-	-	NA
Other operating income	-	-	NA	-	-	NA
Other operating expenses	-	-	NA	-	-	NA
Results for participation in associates	-	(1)	-100%	(17)	(2)	NA

Operating income	-	(1)	-100%	(17)	(2)	NA

Finance income	-	-	NA	-	-	NA
Finance costs	-	-	NA	-	-	NA
Other financial results	-	-	NA	-	-	NA

Profit before tax	-	(1)	-100%	(17)	(2)	NA

Income tax and minimum expected profit tax	-	-	NA	-	-	NA

Net income for continuing operations	-	(1)	-100%	(17)	(2)	NA

Net income from discontinued operations	(43)	75	NA	(250)	123	NA

Net income for the period	(43)	74	NA	(267)	121	NA

Adjusted EBITDA (including discontinued operations)	951	(84)	NA	405	(79)	NA

Increases in property, plant, equipment and intangible assets	154	389	-60%	31	116	-73%
Depreciation and amortization	-	-	NA	-	-	NA

In December 2017 we agreed to divest assets related to refining and distribution segment11, so the segment's P&L only reflects the continuing operations, that is our participation in Refinor and the storage facility at Dock Sud. The amounts corresponding to Pampa’s discontinued operations are shown below:

Refining & Distribution Operating Summary	Products
	Crude Oil	Diesel Oil	Gasolines	Fuel Oil, IFOs & Asphalts	Others	Total
Full Year
Volume 2017 (thousand m3)	17	811	455	297	264	1,843
Average Price 2017 (US$/m3)	307	579	663	399	450	550

Volume 2016 (thousand m3)	7	376	225	131	73	812
Average price 2016 (US$/m3)	348	581	606	397	466	546
Volume Variation 2017 - 2016	+131%	+116%	+102%	+126%	+263%	+127%
Price Variation 2017 - 2016	-12%	-0%	+9%	+0%	-3%	+1%

Fourth Quarter
Volume Q4 17 (thousand m3)	4	202	118	65	54	443
Average Price Q4 17 (US$/m3)	299	605	657	447	530	584

Volume Q4 16 (thousand m3)	4	213	145	71	42	476
Average Price Q4 16 (US$/m3)	319	556	558	378	473	521
Volume Variation Q4 17 - Q4 16	+4%	-5%	-18%	-9%	+27%	-7%
Price Variation Q4 17 - Q4 16	-6%	+9%	+18%	+18%	+12%	+12%

Note: Pampa’s volume accounts from the closing of the acquisition of Petrobras Argentina in August 2016. FX rate of AR$/US$: FY 2017 – 16.57; FY 2016 – 14.78; Q4 17 – 17.55; Q4 16 – 15.45.

11 For further information, please refer to section 1.6.1 of this Earnings Release.

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Pampa Energía ● Q4 17 Earning Release ● 24

In operating terms, sales volume of refined products totaled 443 thousand m3 in Q4 17, 7% lower than 476 thousand m3 in Q4 16, mainly due to lower load factor at the refinery and diesel oil imports, as a result of a decline in diesel oil and gasoline’s demand, and a decrease in fuel oil demand by CAMMESA, partially offset by higher sales of asphalts and IFOs due to the market activity improvement.

The adjusted EBITDA of our refining and distribution segment increased by AR$484 million, posting AR$405 million in Q4 17, mainly because it consolidates the assets under sale agreement, which in Q4 17 registered a gain of AR$360 million for adjusted EBITDA, AR$444 million higher than Q4 16. This variation is explained by lower crude oil cost, which reached its convergence toward export parity, in addition to the improvement on refined products’ sale price, due to the suspension of the Producers and Refiners’ Agreement.

Refining & Distribution Segment, Discontinued Operations (AR$ million)	Fiscal Year			4th Quarter
	2017	2016	∆ %	2017	2016	∆ %
Sales revenue	16,795	6,550	+156%	4,541	3,825	+19%
Cost of sales	(14,256)	(5,973)	+139%	(3,716)	(3,458)	+7%

Gross profit	2,539	577	NA	825	367	+125%

Selling expenses	(1,957)	(757)	+159%	(535)	(453)	+18%
Administrative expenses	(80)	(23)	+248%	(27)	(16)	+69%
Other operating income	223	459	-51%	59	426	-86%
Other operating expenses	(110)	(98)	+12%	(44)	(103)	-57%
Impairment of non current assets classified as held for sale	(687)	-	NA	(687)	-	NA

Operating income	(72)	158	NA	(409)	221	NA

Finance income	15	6	+150%	1	5	-80%
Finance costs	(16)	(9)	+78%	(3)	(4)	-25%
Other financial results	(14)	(40)	-65%	(3)	(36)	-92%

Profit before tax	(87)	115	NA	(414)	186	NA

Income tax and minimum expected profit tax	44	(40)	NA	164	(63)	NA

Net income for the period	(43)	75	NA	(250)	123	NA

Adjusted EBITDA for discontinued operations	871	(102)	NA	360	(84)	NA

Depreciation and amortization	215	105	+105%	41	60	-32%

Moreover, our EBITDA of refining and distribution segment considers the EBITDA adjusted by ownership of Refinor, a company where Pampa holds 28.5% stake, recording AR$45 million in Q4 17, in comparison to AR$5 million in the same period of 2016.

Pampa Energía ● Q4 17 Earning Release ● 25

3.5       Analysis of the Petrochemicals Segment

Petrochemicals Segment, Consolidated (AR$ million)	Fiscal Year			4th Quarter
	2017	2016	∆ %	2017	2016	∆ %
Sales revenue	7,229	2,507	+188%	1,855	1,592	+17%
Cost of sales	(6,655)	(2,207)	+202%	(1,732)	(1,493)	+16%

Gross profit	574	300	+91%	123	99	+24%

Selling expenses	(290)	(110)	+164%	(82)	(67)	+22%
Administrative expenses	(74)	(15)	NA	(23)	(9)	+156%
Other operating income	64	-	NA	29	6	NA
Other operating expenses	(571)	(263)	+117%	(239)	(150)	+59%

Operating income	(297)	(88)	+238%	(192)	(121)	+59%

Finance income	10	2	NA	-	1	-100%
Other financial results	11	(3)	NA	33	2	NA

Profit before tax	(276)	(89)	+210%	(159)	(118)	+35%

Income tax and minimum expected profit tax	-	-	NA	-	-	NA

Net income for the period	(276)	(89)	+210%	(159)	(118)	+35%

Adjusted EBITDA	203	113	+80%	(38)	70	NA

Increases in property, plant, equipment and intangible assets	110	58	+90%	51	40	+28%
Depreciation and amortization	117	35	+234%	33	25	+32%

The gross margin in this segment during Q4 17 posted AR$123 million, 24% higher than Q4 16, mainly driven by higher international pricing references, denominated in US Dollar, partially offset by lower sales volume and higher operating and raw materials’ costs, also mostly denominated in US Dollar. The amounts corresponding to Pampa are shown below:

Petrochemicals Operating Summary	Products
	Styrene & Polystyrene[1]	SBR	Others	Total
Full Year
Volume 2017 (thousand ton)	134	33	291	458
Average Price 2017 (US$/ton)	1,506	2,052	571	953

Volume 2016 (thousand ton)	57	11	137	205
Average Price 2016 (US$/ton)	1,344	1,877	532	828
Volume Variation 2017 - 2016	+134%	+214%	+112%	+124%
Price Variation 2017 - 2016	+12%	+9%	+7%	+15%

Fourth Quarter
Volume Q4 17 (thousand ton)	32	9	63	104
Average Price Q4 17 (US$/ton)	1,615	1,826	606	1,021

Volume Q4 16 (thousand ton)	37	7	83	127
Average Price Q4 16 (US$/ton)	1,283	1,866	519	814
Volume Variation Q4 17 - Q4 16	-13%	+29%	-24%	-18%
Price Variation Q4 17 - Q4 16	+26%	-2%	+17%	+26%

Note: Pampa’s volume accounts from the closing of the acquisition of Petrobras Argentina in August 2016. FX rate of AR$/US$: FY 2017 – 16.57; FY 2016 – 14.78; Q4 17 – 17.55; Q4 16 – 15.45. (1) Includes Propylene, Ethylene and BOPs.

In operating terms, total sales volume of our petrochemicals segment decreased by 18% in Q4 17, totaling 104 thousand tons compared to 127 thousand tons in Q4 16. This decrease mainly responds to lower domestic sales of octanes followed by styrene products, in addition to lower export sales of reforming products, partially offset by higher exports of SBR because of international prices’ improvement.

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The adjusted EBITDA of our petrochemicals segment decreased by AR$108 million, posting a loss of AR$38 million in Q4 17, it does not consider net contingencies from former Petrobras Argentina for AR$121 million in Q4 17 and AR$166 million in Q4 16.

3.6       Analysis of the Holding and Others Segment

Holding & Others Segment, Consolidated (AR$ million)	Fiscal Year			4th Quarter
	2017	2016	∆ %	2017	2016	∆ %
Sales revenue	424	80	NA	112	22	NA
Cost of sales	(3)	(3)	-	-	(1)	-100%

Gross profit	421	77	NA	112	21	NA

Selling expenses	-	(5)	-100%	-	(5)	-100%
Administrative expenses	(2,095)	(1,446)	+45%	(641)	(573)	+12%
Other operating income	289	560	-48%	27	530	-95%
Other operating expenses	(697)	(282)	+147%	(10)	(155)	-94%
Results for participation in joint businesses	1,114	105	NA	290	299	-3%
Results for participation in associates	-	(3)	-100%	-	-	NA
Results from sale of equity share in companies	-	480	-100%	-	-	NA

Operating income	(968)	(514)	+88%	(222)	117	NA

Finance income	214	105	+104%	44	87	-49%
Finance costs	(2,381)	(1,320)	+80%	(780)	(572)	+36%
Other financial results	(2,130)	35	NA	(1,048)	(320)	+228%

Profit before tax	(5,265)	(1,694)	+211%	(2,006)	(688)	+192%

Income tax and minimum expected profit tax	2,088	1,070	+95%	1,568	1,150	+36%

Net income for the period	(3,177)	(624)	NA	(438)	462	NA

Attributable to:
Owners of the Company	(3,177)	(603)	NA	(438)	521	NA
Non-controlling interests	-	(21)	-100%	-	(59)	-100%

Adjusted EBITDA	180	(615)	NA	248	(221)	NA

Increases in property, plant, equipment and intangible assets	116	85	+36%	66	28	+136%
Depreciation and amortization	60	26	+131%	16	15	+7%

During Q4 17, the gross margin from our holding and others segment increased by AR$91 million compared to the same period of 2016, mainly explained by higher income from fees charged to our subsidiaries.

Moreover, without considering the results from our participation in joint businesses (Transener and TGS), the operating income recorded a loss of AR$512 million in comparison to the loss of AR$182 million for the same period in 2016, mainly explained by the increase in labor costs and accrual of compensation agreement with the Company’s main executives.

The losses on net financial results increased by AR$979 million, registering AR$1,784 million of losses in Q4 17, mainly because of higher interest and net exchange rate differences losses from our increased financial liabilities, partially offset by higher gains from the holding of financial instruments.

The adjusted EBITDA of our holding and others segment increased by AR$469 million in the Q4 17, recording a gain of AR$248 million. The adjusted EBITDA removes equity income from our participation in Transener and TGS, and in turn, considers a consolidation of EBITDAs adjusted by indirect ownership participation in these businesses. Moreover, the adjusted EBITDA does not consider the losses from higher contingencies. In Q4 16, the loss of AR$221 million for the adjusted EBITDA did not consider the expenses related to the acquisition of former Petrobras Argentina nor the accounting adjustments derived from the Purchase Price Allocation of Petrobras Argentina in Pampa’s financial statements, which include losses from removal of credits, certain identified contingencies and the profit from the re-estimation of OCP’s Ship or Pay contract in Ecuador, which at the consolidated level will be a net loss of AR$151 million.

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In Q4 17 the EBITDA adjusted by our indirect ownership of 25.5% over TGS was AR$403 million (implicit total of AR$1,581 million), a significantly higher amount compared to Q4 16, mainly due to the tariff increase resulting from the RTI for gas transportation business, effective as from April 2017 along with the first out of three installments equivalent to approximately 58% on average and as from December 2017, the second installment equivalent to approximately 78% on average, which included 15% of increase corresponding to the non-automatic costs variation adjustment12. Furthermore, the margin improvement in the liquids segment, which was due to prices as well as sales volumes, contributed to the EBITDA’s performance.

In the case of Transener, the EBITDA adjusted by stake ownership of 26.3% was AR$327 million (implicit total of AR$1,241 million), which was positively impacted by the implementation of the new tariff scheme resulting from the RTI in only one installment as of February 2017 (1185% and 1332% increases over the tariff scheme of Transener and Transba, respectively, considering the appeal result and excluding Instrumental Agreement and the Federal Plan) and the semiannual remuneration update in December 2017, retroactive to August 2017 (11.35% and 10.96% over the remuneration scheme of Transener and Transba, respectively). Furthermore, in Q4 17 the EBITDA of Transener included a negative adjustment of AR$635 million due to the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement. The last milestone for the acknowledgment of higher costs were accrued and collected in Q2 17, consequently having no adjustment of this kind afterwards.

12 For further information, please refer to section 1.5.1 of this Earnings Release.

Pampa Energía ● Q4 17 Earning Release ● 28

3.7       Analysis of the Fiscal Year, by Subsidiary (AR$ Million)11

	Fiscal Year 2017				Fiscal Year 2016
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]
Power Generation Segment
Diamante	61.0%	93	(202)	116	56.0%	9	(19)	36
Los Nihuiles	52.0%	105	(190)	264	47.0%	57	(63)	137
CPB	100.0%	226	534	(120)	100.0%	(79)	442	(208)
CTG[1]	90.4%	381	-	262	90.4%	341	81	208
CTLL[1,2]	100.0%	1,517	-	1,218	100.0%	1,021	2,464	513
Pampa Energía[2]	100.0%	2,425	-	2,342	100.0%	222	(8)	416
Other companies, adjustments & deletions[3]		(19)	(620)	(192)		168	(477)	(57)
Subtotal Power Generation		4,728	(478)	3,890		1,738	2,420	1,045

Electricity Distribution Segment
Edenor	51.4%	2,699	1,271	682	51.5%	790	569	(1,189)
EASA[5]		-	-	-	100.0%	29	2,146	(528)
Adjustments & deletions[3]		6	-	269		(37)	(2,122)	570
Subtotal Electricity Distribution		2,705	1,271	951		781	594	(1,147)

Oil & Gas Segment
Petrolera Pampa[1]	49.5%	2,381	-	866	49.5%	2,759	3,307	528
Pampa Energía[1]	100.0%	6,737	(52)	2,823	100.0%	4,096	(95)	421

OldelVal	23.1%	444	(148)	216	23.1%	123	(53)	50
Non-controlling stake adjustment		(341)	114	(166)		(95)	41	(39)
Subtotal OldelVal	23%	103	(34)	50		28	(12)	12

Adjustments & deletions[3]	100%	(39)	-	(498)	100%	(1,457)	(182)	(333)
Subtotal Oil & Gas		9,182	(86)	3,241		5,427	3,017	627

Refining & Distribution Segment
Pampa Energía[1]	100.0%	871	-	(43)	100.0%	(102)	(14)	107

Refinor	28.5%	282	(542)	38	28.5%	62	690	77
Non-controlling stake adjustment		(201)	387	(27)		(44)	(493)	(55)
Subtotal Refinor		80	(154)	11		18	197	22

Adjustments & deletions[3]		-	-	(10)		-	-	(55)
Subtotal Refining & Distribution		951	(154)	(43)		(84)	183	74

Petrochemicals Segment
Pampa Energía[1]	100.0%	203	-	(276)	100.0%	112	-	(90)
Adjustments & deletions[3]		0	-	(0)		1	-	1
Subtotal Petrochemicals		203	-	(276)		113	-	(89)

Holding & Others Segment
Pampa Energía[1]	100.0%	(2,073)	26,395	(4,804)	100.0%	(874)	18,356	(1,523)

Transener	26.3%	3,787	(1,181)	2,282	26.3%	343	920	(57)
Non-controlling stake adjustment		(2,790)	870	(1,681)		(253)	(678)	42
Adjustments & deletions[3]		-	-	-		-	(24)	-
Subtotal Transmission		997	(311)	601		90	218	(15)

TGS	25.5%	5,074	(711)	2,793	25.5%	1,148	1,458	483
Non-controlling stake adjustment		(3,780)	530	(2,081)		(855)	(1,086)	(360)
Subtotal Gas Midstream		1,294	(181)	712		293	372	123

Other companies, adjustments & deletions[3]		(38)	(3,005)	314		(124)	(6,499)	812
Subtotal Holding & Others		180	22,898	(3,177)		(615)	12,447	(603)

Deletions		4	681	20		12	(775)	82
Total Consolidated		17,953	24,132	4,606		7,372	17,886	(11)

Total Adjusted by Ownership		15,315	23,007	4,606		5,549	16,754	(11)

1 Due to the second phase of corporate reorganization, 2017’s results are for the period of nine-months. As from November 1, 2016, former Petrobras Argentina’s results are merged into Pampa. For more information, see section 1.7.1 of this Earnings Release. 2 Non - consolidated amounts. 3 The deletions in net debt correspond to other companies or inter-companies and debt repurchases. 4 Net debt includes holding companies and does not consider financing from CAMMESA in the power generation segment. 5 Attributable to the Owners of the Company and does not include results from subsidiaries.

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3.8       Analysis of the Quarter, by Subsidiary (AR$ Million)12

	4th Quarter 2017				4th Quarter 2016
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]
Power Generation Segment
Diamante	61.0%	32	(202)	55	56.0%	(1)	(19)	7
Los Nihuiles	52.0%	32	(190)	135	47.0%	12	(63)	32
CPB	100.0%	78	534	(62)	100.0%	(77)	442	(86)
CTG[1]	100.0%	-	-	-	90.4%	69	81	53
CTLL[1,2]	100.0%	-	-	-	100.0%	262	2,464	124
Pampa Energía[2]	100.0%	1,270	-	1,043	100.0%	132	(8)	326
Other companies, adjustments & deletions[3]		8	(620)	(86)		177	(477)	(17)
Subtotal Power Generation		1,419	(478)	1,085		574	2,420	439

Electricity Distribution Segment
Edenor	51.4%	794	1,271	22	51.5%	1,466	569	654
EASA[5]		-	-	-	100.0%	8	2,146	(121)
Adjustments & deletions[3]		(0)	-	559		(9)	(2,122)	(317)
Subtotal Electricity Distribution		794	1,271	581		1,464	594	216

Oil & Gas Segment
Petrolera Pampa[1]	100.0%	-	-	-	49.5%	787	3,307	87
Pampa Energía[1]	100.0%	2,315	(52)	1,003	100.0%	3,243	(95)	179

OldelVal	23.1%	137	(148)	81	23.1%	71	(53)	27
Non-controlling stake adjustment		(105)	114	(63)		(55)	41	(21)
Subtotal OldelVal		32	(34)	19		16	(12)	6

Adjustments & deletions[3]		1	-	(295)		(1,749)	(182)	(530)
Subtotal Oil & Gas		2,348	(86)	727		2,297	3,017	(258)

Refining & Distribution Segment
Pampa Energía[1]	100.0%	360	-	(267)	100.0%	(84)	(14)	121

Refinor	28.5%	156	(542)	53	28.5%	16	690	69
Non-controlling stake adjustment		(112)	387	(38)		(11)	(493)	(49)
Subtotal Refinor		45	(154)	15		5	197	20

Adjustments & deletions[3]		0	-	(15)		0	-	(20)
Subtotal Refining & Distribution		405	(154)	(267)		(79)	183	121

Petrochemicals Segment
Pampa Energía[1]	100.0%	(38)	-	(159)	100.0%	69	-	(120)
Adjustments & deletions[3]		(0)	-	(0)		1	-	2
Subtotal Petrochemicals		(38)	-	(159)		70	-	(118)

Holding & Others Segment
Pampa Energía[1]	100.0%	(467)	26,395	(1,006)	100.0%	(836)	18,356	(634)

Transener	26.3%	1,241	(1,181)	896	26.3%	140	920	484
Non-controlling stake adjustment		(914)	870	(660)		(103)	(678)	(357)
Adjustments & deletions[3]		-	-	-		-	(24)	-
Subtotal Transmission		327	(311)	236		37	218	128

TGS	25.5%	1,581	(711)	975	25.5%	952	1,458	462
Non-controlling stake adjustment		(1,178)	530	(726)		(709)	(1,086)	(344)
Subtotal Gas Midstream		403	(181)	249		243	372	118

Other companies, adjustments & deletions[3]		(15)	(3,005)	83		335	(6,499)	910
Subtotal Holding & Others		248	22,898	(438)		(221)	12,447	521

Deletions		5	681	(17)		(4)	(775)	61
Total Consolidated		5,180	24,132	1,512		4,101	17,886	982

Total Adjusted by Ownership		4,767	23,007	1,512		2,986	16,754	982

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1 Due to the second phase of corporate reorganization, 2017’s results are for the period of nine-months. As from November 1, 2016, former Petrobras Argentina’s results are merged into Pampa. For more information, see section 1.7.1 of this Earnings Release. 2 Non - consolidated amounts. 3 The deletions in net debt correspond to other companies or inter-companies and debt repurchases. 4 Net debt includes holding companies and does not consider financing from CAMMESA in the power generation segment. 5 Attributable to the Owners of the Company and does not include results from subsidiaries.

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4.        Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s fourth quarter 2017 results on Tuesday March 13, 2018 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time.

The hosts will be Leandro Montero, CFO of Edenor, and Lida Wang, Investor Relations Manager at Pampa. For those interested in participating, please dial 0-800-444-2930 in Argentina, +1 (844) 854-4411 in the United States or +1 (412) 317-5481 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. Please download the Q4 17 Conference Call Presentation at our IR website.

There will also be a live audio webcast and presentation of the conference at www.pampaenergia.com/ir.

You may find additional information on the Company at:

✓www.pampaenergia.com/ir

✓  www.cnv.gob.ar

✓  www.sec.gov

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12, 2017

Pampa Energía S.A.

By:	/s/ Marcos Marcelo Mindlin
Name: Marcos Marcelo Mindlin Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.